SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 14, 2007, entitled "APPOINTMENT OF INDEPENDENT NON EXECUTIVE DIRECTOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 14, 2007   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

In compliance with Rule 3.59 of the JSE Limited Listings Requirements, DRDGOLD is pleased to announce that, with effect from Friday 14 December 2007, Tandiwe Njobe has been appointed as an Independent Non-Executive Director of the Company.

Ms Njobe holds a Master's Degree in applied economics with experience in both quantitative and qualitative analyses, which have been used to inform evaluations of business and social development programs in South Africa and the United States. She also holds a Bachelor of Arts Degree in Economics.

Ms Njobe currently holds the position of Senior Manager in the Acquisition Finance Group at Standard Bank of South Africa Limited. She is responsible for developing and implementing a business plan to grow the Acquisition Finance Group into sub-Saharan Africa.

Her most recent roles and experience include the following:
- Senior Associate positions in Global Markets Debt and Equities Research at Deutsche Bank;
- Senior Analyst at ABT Associates Inc, Cambridge MA, USA; and
- various research papers and national presentations on topics including economic policy and the impact of HIV/AIDS.

DRDGOLD looks forward to the contribution that her research and investment banking experience will bring to the board.

Randburg

14 December 2007

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